Exhibit (a)(69)

PRESS RELEASE

THE BOARD OF DIRECTORS OF CASCAL CHANGES ITS RECOMMENDATION TO

NEUTRAL; SEMBCORP URGES SHAREHOLDERS TO TENDER SHARES AS DEADLINE

DRAWS NEAR

SINGAPORE, July 5, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces that on July 2, 2010, Cascal N.V. (Cascal) filed with the U.S. Securities and Exchange Commission (the “SEC”) an amendment to its previously filed Schedule 14d-9. The amendment states that the Board of Directors (the “Board”) has determined to withdraw its previous recommendation that stockholders (other than Biwater) reject the tender offer (the “Offer”) by Sembcorp’s wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities), for all of the issued and outstanding common shares (Shares) of Cascal (NYSE: HOO), a New York Stock Exchange-listed company and not tender their Shares in the Offer, and instead to express no opinion and remain neutral regarding the Offer. In reaching its decision to change its recommendation, the Board indicated that given Sembcorp’s announced intentions with respect to Cascal, including delisting and deregistration of the Shares, there is a substantial likelihood that no active trading market will exist for the Shares and stockholders may not be able to realise value for their Shares, in the short-term or long-term, that is comparable to the consideration offered by Sembcorp. Given this risk of illiquidity, the Board has determined to withdraw its previous recommendations and to express no opinion and remain neutral regarding the Offer, but urges all stockholders to consider their risk of potential long-term illiquidity of their investment versus the risks posed by the Offer. In addition, the amended Schedule 14d-9 indicates that, to the knowledge of Cascal, all of Cascal’s directors and executive officers intend to tender all of their Shares for purchase pursuant to the Offer.

As of today, Sembcorp is not aware of any facts or circumstances that would cause the failure of any of the conditions to the Offer. Accordingly, Sembcorp Utilities will accept all tendered Shares for payment and consummate the Offer at 5:00 p.m. New York City time on Thursday, July 8, 2010 (unless extended), provided that no event resulting in a failure of a condition occurs prior to that time.

As of the close of business on July 2, 2010, approximately 25,722,459 Shares have been tendered into and not withdrawn from the Offer (representing approximately 83.6% of the outstanding Shares, based on 30,781,343 Shares reported by Cascal to be issued and outstanding as of June 25, 2010, including 17,868,543 Shares held by Biwater Investments Ltd., the majority stockholder of Cascal).

Promptly after consummation of the Offer, and subject to and in accordance with applicable laws, Sembcorp intends to cause Cascal to (1) delist the Shares from the New York Stock Exchange, (2) suspend Cascal’s obligation to file reports under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act. If the Shares are delisted, the market for the Shares could be adversely affected. In addition, termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Cascal to its stockholders and to the Securities and Exchange Commission and would make certain provisions of the Exchange Act no longer applicable to the Shares.

As the Offer and withdrawal rights are scheduled to expire at 5:00 p.m. New York City time on Thursday, July 8, 2010 (unless extended), Sembcorp urges Cascal’s stockholders to accept the Offer as soon as possible if they wish to take advantage of this opportunity.

Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Sembcorp with the U.S. Securities and Exchange Commission (SEC) on May 21, 2010. The solicitation of offers to buy common shares of Cascal is only being made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents. Cascal shareholders are strongly advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer as they contain important information, including the various terms of, and conditions to, the tender offer.

Investors and stockholders may obtain free copies of these statements and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission’s website at www.sec.gov. Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885. The tender offer will expire at 5:00 p.m. New York City time on July 8, 2010, unless extended in the manner set forth in the Offer to Purchase. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

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For media and analysts queries please contact:

For Singapore: Ng Lay San (Ms) Vice President Group Corporate Relations DID: +65 6723 3150 Email: ng.laysan@sembcorp.com	Fock Siu Ling (Ms) PR Counsel Group Corporate Relations DID: +65 6723 3152 Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore Kreab Gavin Anderson DID: +65 6339 9110 Email: ylim@kreabgavinanderson.com

For US: Richard A. Mahony (Mr) Managing Partner, New York Kreab Gavin Anderson DID: +1 (212) 515 1960 Email: rmahony@kreabgavinanderson.com	For UK: Natalie Biasin (Ms) Associate Director, London Kreab Gavin Anderson DID: +44 (0) 20 7074 1864 Email: nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 5,200 megawatts of power capacity and over four million cubic meters of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, India, Vietnam, the UK, Oman and the UAE.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic meters per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralized water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimize liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralized water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.